SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          CRI HOTEL INCOME PARTNERS, LP
                            (Name of Subject Company)

  MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; Steven Gold; MP Income Fund 16 LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 5,
       LLC; MPF Flagship Fund 12, LLC; and MacKenzie Patterson Fuller, LP
                                   (Bidders)

                 BENEFICIAL ASSIGNMENT CERTIFICATES REPRESENTING
                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $2,432,248                                             $74.67

 * For purposes of calculating the filing fee only. Assumes the purchase of 173,732 BACs at a purchase price equal to $14 per BAC in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; Steven Gold; MP Income Fund 16 LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 12, LLC (collectively the "Purchasers") to purchase up to 173,732 beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners, LP (the "Partnership"), the subject company, at a purchase price equal to $14 per BAC, less the amount of any distributions declared or made with respect to the BACs between October 11, 2007 (the "Offer Date") and November 20, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering BAC holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of BACs will include the tender of any and all securities into which the BACs may be converted and any securities distributed with respect to the BACs from and after the Offer Date.

         The Partnership had 997 holders of record owning an aggregate of 868,662 BACs as of DECEMBER 31, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The Purchasers and their affiliates currently beneficially own 91,480 BACs, or 10.53% of the outstanding BACs. The 173,732 BACs subject to the Offer constitute 20% of the outstanding BACs. Consummation of the offer, if all BACs sought are tendered, would require payment by the Purchasers of up to $2,432,248 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 11200 Rockville Pike, Rockville, Maryland 20852, and its phone number is (301) 468-9200.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated October 11, 2007

(a)(2) Letter of Transmittal

(a)(3) Form of Letter to BAC holders dated October 11, 2007

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 11, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; MP Income Fund 16 LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 12, LLC

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit    Description

(a)(1)     Offer to Purchase dated October 11, 2007

(a)(2)     Letter of Transmittal

(a)(3)     Form of Letter to BAC holders dated October 11, 2007